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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/03___ AND ENDING ___12/31/03___
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GGET, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 Brookside Drive
  (No. and Street)

Greenwich   Connecticut   06830
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John N. Givissis   (203)302-9228
  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
  (Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___John N. Givissis_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___GGET, LLC_____, as of ___December 31_____, 20_03____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None_____

_____

_____

KENNETH M. GAMMILL, JR.
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/2004

_____Notary Public_____

_____
Signature

_____CFO_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GGET, LLC
Statement of Financial Condition
December 31, 2003



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
GGET, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GGET, LLC (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2004

GGET, LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	61,033
Receivable from brokers and dealers		6,398,504
Securities owned, held at clearing broker, at market value		5,756,463
Furniture, equipment and leasehold improvements, at cost,		
less accumulated depreciation and amortization of $74,686		111,980
Prepaid expenses and other assets		322,925
		$ 12,650,905

Liabilities and Members' Equity

Liabilities

Securities sold, but not yet purchased, at market value	$	921,668
Accrued expenses and accounts payable		1,489,433
		2,411,101
Subordinated borrowings		4,550,000
		6,961,101
Commitments (Note 9)		
Members' equity		5,689,804
		$ 12,650,905

The accompanying notes are an integral part of this statement of financial condition.

1. **Organization**

    GGET, LLC (the "Company") is a Delaware limited liability company. The Company was organized on November 8, 2000 and became a registered broker dealer on July 17, 2001.

    Upon formation of the Company, G&G Partners LLC contributed $450,000 for a 75% interest in the Company and advanced the Company the sum of $4,550,000, for which it received a subordinated note. Garban Intercapital North America Inc. ("GINA") contributed $150,000 in cash and provided the Company a license to use the Garban name in exchange for a 25% interest in the Company. On December 28, 2001, G&G Partners LLC contributed an additional $5,000,000 in cash.

    On June 3, 2003, in accordance with the terms of a purchase and sale agreement, G&G Partners LLC purchased GINA's 25% interest in the Company and became the sole member of the Company. All of the agreements related to the operations of the Company under the prior ownership structure were terminated and new agreements were executed. Effective December 31, 2003, the Company is wholly owned by the Company's senior management directly through two limited liability companies, G&G Partners LLC and MKG Holdings LLC.

    The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company commenced operations in January 2002, engaging in the brokering of listed and over-the-counter equity securities to institutional customers, and is designated as a Level 3 NASDAQ Market Maker. It earns income from commissions charged to customers.

    The Company acts as an introducing broker and clears all of its transactions through its clearing broker-dealer on a "fully disclosed" basis. The Company does not carry customer accounts and does not receive or hold customer funds.

2. **Summary of Significant Accounting Policies**

    The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

    Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

    All financial assets and financial liabilities, except for the subordinated borrowings, are stated at amounts which approximate fair value. It was not practicable to determine the fair value of the subordinated borrowings as market prices or current rates were not readily available for similar notes.

    Furniture, equipment and leasehold improvements are recorded at cost. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the terms of leases or the estimated useful lives of the improvements.

The Company clears all of its securities transactions through a clearing broker on a "fully disclosed" basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The Company engages in certain soft dollar arrangements with clients whereby the Company provides research to those clients and, in return, the Company receives soft dollar commissions.

3. **Receivable from Brokers and Dealers**

Amounts receivable from brokers and dealers at December 31, 2003, consists of the following:

Receivable from clearing firms	$ 5,498,731
Commissions receivables	899,773
	$ 6,398,504

Receivable from clearing firms represents cash balances on deposits. Commissions receivables are balances due from the Company's clearing broker.

The Company is subject to credit risk should the clearing broker be unable to repay the balance. However, the Company does not anticipate non-performance by this counterparty.

4. **Securities Owned and Sold, Not Yet Purchased**

Securities owned and securities sold, but not yet purchased are recorded at market value and reflect equity securities positions. Securities owned held by clearing broker represent those securities owned which have been pledged as collateral and may be rehypothecated by the clearing broker.

5. **Subordinated Borrowings**

The subordinated interest bearing borrowings of $4,550,000 are due July 31, 2004. There has been no change in balance from prior year.

Interest is calculated quarterly based on the interest rate for the three month Treasury bills as published in the Wall Street Journal on the 15th day of January, April, July and October of each year. The subordinated borrowings are with a Member of the Company and are available in computing net capital under the SEC's uniform net capital rule. These borrowings are covered by approved agreements with the NASD. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. **Allocations and Distributions**

For the purpose of maintaining capital accounts, after giving effect to Special Allocations as defined in the Operating Agreement, profits and losses shall be allocated each fiscal year among the Members in accordance with their Membership Interest as defined in the Operating Agreement.

The Members may distribute any amounts to the Members in accordance with their Membership Interest to the extent permitted by applicable law, as the Members may in their sole discretion determine.

In the event of a liquidation of the Company, the assets of the Company shall be distributed to the Members in the following manner and order of priority:

(i) First, to creditors of the Company including Members who are creditors, to the extent permitted by law in satisfaction of debts, liabilities and obligations of the Company other than debts, liabilities and obligations for which reasonable provision has been made, and

(ii) Second, to the Members in accordance with their Membership Interests.

7. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2003, the Company had net capital of approximately $8,525,486, which was approximately $8,222,986 in excess of its required net capital of $302,500. The company's ratio of aggregate indebtedness to net capital was .17 to 1.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as its clears its customer transactions through its clearing broker on a fully disclosed basis.

8. **Financial Instruments with Off-Balance-Sheet Risk**

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

9. **Commitments**

The Company is obligated under a lease commitment for its Massachusetts office space, which expires on November 30, 2005. Future minimum rental commitments under this lease agreement as follows:

2004	$ 44,881
2005	41,141
	$ 86,022

The Company occupies space in Connecticut owned by a Partner of one of the Company's Members under a month-to-month arrangement. The monthly rent is $14,000.

10. **Transactions with Affiliates**

Included in prepaid expenses and other assets is a total receivable due in the amount of $8,530 from one of the partners in G&G Partners LLC and $253,827 from one of the partners in MKG Holdings LLC.